Ratio of Earnings to Fixed Charges						Exhibit 12
(In thousands)
	Years Ended December 31,
Earnings, as defined:	2007	2006	2005		2004	2003

Net income/(loss) from continuing operations before
cumulative effect of accounting change	$245,896	$132,936	$(256,903)		$70,423	$77,105
Income tax expense/(benefit)	109,420	(76,326)	(184,862)		22,388	19,751
Equity in earnings of regional nuclear
generating and transmission companies	(3,983)	(334)	(3,311)		(2,592)	(4,487)
Dividends received from regional equity investees	4,542	2,145	687		3,879	8,904
Fixed charges, as below	264,311	258,682	260,428		236,324	228,764
Preferred dividend security requirements of
consolidated subsidiaries	(9,265)	(9,265)	(9,265)		(9,265)	(9,265)
Total earnings/(loss), as defined	$610,921	$307,838	$(193,226)		$321,157	$320,772

Fixed charges, as defined:

Interest on long-term debt	$162,841	$141,579	$131,870		$107,365	$88,700
Interest on rate reduction bonds	61,580	74,242	87,439		98,899	108,359
Other interest	15,824	22,375	19,276		8,586	10,254
Rental interest factor	8,533	5,300	6,733		7,067	7,366
Amortized premiums, discounts and
capitalized expenses related to indebtedness	6,268	5,921	5,845		5,142	4,820
Preferred dividend security requirements of
consolidated subsidiaries	9,265	9,265	9,265		9,265	9,265
Total fixed charges, as defined	$264,311	$258,682	$260,428		$236,324	$228,764

Ratio of Earnings to Fixed Charges	2.31	1.19	(0.74)	(a)	1.36	1.40

(a) Earnings were inadequate to cover fixed charges by $453.7 million for the year ended December 31, 2005.